FILE No.
82－4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

RECEIVED
2004 DEC 30 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MORRISON & FOERSTER LLP
ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

[redacted]

04054171

SUPPL

December 28, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Extraordinary Report dated December 17, 2004

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

dlw 1/7

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v22

FILE No.
82-4990

(Summary English Translation)

EXTRAORDINARY REPORT

To: Director of Kanto Local Finance Bureau

Date of filing: December 17, 2004

Corporate Name: East Japan Railway Company

1. Reason for Filing

Since the earthquake in the Niigata Chuetsu area on October 23, 2004 caused serious damages to the Company's railway facilities, etc., we hereby submit this extraordinary report pursuant to Paragraph 4, Article 24-5 of the Securities and Exchange Law and Item 12 and Item 19, Paragraph 2, Article 19 of the Cabinet Ordinance Concerning Disclosure of Contents, etc. of Companies.

2. Matters to be reported

(1) Date of occurrence of the subject event

October 23, 2004

(2) Description of the subject event

Massive earthquake in the Niigata Chuetsu area occurred on October 23, 2004 caused serious damages to the Joetsu Shinkansen line, conventional lines and electric power plants, etc. in and around Niigata Prefecture.

Damaged area	Major damages on facilities, etc.
Joetsu Shinkansen Line between Echigo-yuzawa and Tsubame-sanjo	Damage on tunnels (Uonuma Tunnel, etc.), damage on elevated bridges and bridge piers (Uonogawa Bridge, etc.), etc.
Joetsu Line, Shinetsu Line, Iiyama Line, Echigo Line, Tadami Line	Damage on tunnels, breakdown of bunds, runoff of ballasts, depression of base tracks, declination of utility poles, etc.
Shinanogawa Electric Power Plant	Crack on dams, damage on equipments, etc.

Group-wide efforts have been made for the earliest possible full restoration, and the train services are being restarted one after another.

Current suspended sections and scheduled restarting dates are as follows:

Joetsu Shinkansen Line between Echigo-yuzawa and Nagaoka
December 28, 2004

Joetsu Line between Koide and Miyauchi
December 27, 2004

Iiyama Line between Tokamachi and Echigo-kawaguchi
December 27, 2004

(3) Effect of the subject event on profit and loss

Cost and expenses required for the restoration of railway facilities, etc. is estimated at approximately 20 billion yen, including those to be recognized as losses and those to be recognized as capital expenditures, classification of which has not been determined yet.

Cost and expenses required for the restoration of the Shinanogawa Electric Power Plant has not been calculated, since the restoration policy will be determined after the current investigation of damages and review of the construction project.